EXHIBIT (i)

PITNEY BOWES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

	Years ended December 31
	2004	2003	2002	2001 (2)	2000 (2)

Income from continuing operations before income taxes	$699,448	$721,091	$619,445	$766,384	$802,848
Add:
Interest expense	172,403	167,649	185,352	193,076	200,957
Portion of rents representative of the interest factor	51,445	45,978	43,032	36,032	34,512
Amortization of capitalized interest	1,473	1,473	1,348	973	973
Minority interest in the income of subsidiary with fixed charges	4,791	3,924	5,415	9,995	14,237

Income as adjusted	$929,560	$940,115	$854,592	$1,006,460	$1,053,527

Fixed charges:
Interest expense	$172,403	$167,649	$185,352	$193,076	$200,957
Capitalized interest	-	-	-	-	2,383
Portions of rents representative of the interest factor	51,445	45,978	43,032	36,032	34,512
Minority interest, excluding taxes, in the income of subsidiary with fixed charges	6,974	5,718	7,663	14,893	20,298

Total fixed charges	$230,822	$219,345	$236,047	$244,001	$258,150

Ratio of earnings to fixed charges	4.03	4.29	3.62	4.12	4.08

(1)	The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Amounts reclassified to reflect IGI, CPLC and AMIC as discontinued operations. Interest expense and the portion of rents representative of the interest factor of these discontinued operations have been excluded from fixed charges in the computation.

Including these amounts in fixed charges, the ratio of earnings to fixed charges would be 3.98 and 3.95 for the years ended December 31, 2001 and 2000, respectively.

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